Mail Stop 3561

March 15, 2007

Via Fax & U.S. Mail

Pär Östberg, Chief Financial Officer
Aktiebolaget Volvo \PUBL\
S-405 08
Göteborg, Sweden

> **Re: Aktiebolaget Volvo \PUBL**
> **Form 20-F for the year ended December 31, 2005**
> **Filed May 30, 2006**
> **File No. 000-12828**

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief